Filed by Civista Bancshares, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: United Community Bancorp

Commission File No.: 0-54876

Date: March 12, 2018

The following is a transcript of remarks by Civista Bancshares, Inc. executives as part of an investor conference call on March 12, 2018, a webcast of which has been made available at http://www.civb.com.

Civista Bancshares, Inc. [CIVB]

United Community Bancorp Acquisition Conference Call

Monday, March 12, 2018, 10:00 AM ET

Company Participants:

Dennis Shaffer; President and CEO

Rich Dutton; SVP and Chief Operating Officer

Chuck Parcher; SVP and Chief Lending Officer

Analyst Participants:

Michael Perito; Keefe, Bruyette & Woods, Inc.

Kevin Reevey, D.A. Davidson & Co.

Presentation

Operator: Good morning, and welcome to the Civista acquisition conference call. All participants will be in listen-only mode. (Operator Instructions) After today’s presentation, there will be an opportunity to ask questions. (Operator Instructions) Please note that this event is being recorded.

I would now like to turn the conference over to Dennis Shaffer, President and CEO. Please go ahead.

Dennis Shaffer: Good morning, everyone, and thank you for taking the time to join this conference call regarding Civista’s agreement to acquire United Community Bancorp. This morning, I am joined by Rich Dutton, Chief Operating Officer and Senior Vice President of Civista; Chuck Parcher, Chief Lending Officer and Senior Vice President of Civista; and other members of our executive management team.

During the call, I’ll be referring to the slide presentation that we made available early this morning. Our prepared comments will walk through the strategic value and rationale for the transaction, as well as provide some color on the structure, pricing and other metrics associated with this opportunity. Following our prepared remarks, my team will take any questions you have.

Before we get into the formal presentation, I wanted to express my appreciation to E.G. McLaughlin, President and Chief Executive Officer of United, and the entire United team. United is a high-quality franchise filled with many talented employees and managers. The opportunity to partner with such a strong organization and team is a valuable aspect of this transaction. As we looked at United’s franchise and culture, we saw a lot of similarities to ourselves.

The team at Civista is very excited to announce this important and strategic acquisition. Over the past few years, and more specifically, since our successful equity offering a year ago, we’ve outlined our criteria for potential M&A partners. We communicated that our M&A strategy consisted of partnering with like-minded community banking institutions that possess strong core deposit funding, excess liquidity, and are based in markets similar to the markets we operate in. Simply stated, we believe this transaction meets all of our defined criteria.

As an added benefit, United operates within 20 miles of downtown Cincinnati and 20 minutes of the Cincinnati/Northern Kentucky International Airport. United’s attractive positioning provides a long-term opportunity for us to expand our community banking platform into the attractive Cincinnati MSA. We are very excited about this transaction and what it means for the stakeholders of Civista and United.

Now, moving to the investor presentation, I need to begin with the customary legal disclosures, which are on pages 2 and 3 of the presentation. I am now going to walk you through the presentation, beginning of page 4. We believe this transaction presents a strong strategic rationale.

We have talked to you about two types of acquisitions — banks in rural markets where we can gather low-cost deposits, and banks in more urban areas that we can utilize as a platform for growth. United is unique in that it fits both of these types. United has a low loan-to-deposit ratio; good core deposits; branches that are located in more rural areas of southeast Indiana, that value our community focus.

What we get as an added bonus is the Cincinnati MSA, which is the last major market in Ohio where we did not have a presence. United is positioned in and around the attractive Cincinnati, Ohio, marketplace, which is the largest MSA in Ohio and home to over 2.1 million people. Over the next five years, the Cincinnati MSA population is expected to grow 1.9%, comfortably above Ohio’s growth rate and Civista’s current weighted average MSA group rate. In partnering with United, we will now operate in each of the five largest MSAs in Ohio.

Over the past seven years, we have selectively expanded into the Columbus and Cleveland MSAs. We are very pleased with the success we have had in these markets. Above all, we have learned that, by opening offices near major metropolitan areas, attracting experienced lenders and nurturing the customer relationships of those lenders, we can make significant inroads in these high growth markets.

We see similar opportunities to make high-quality loans in the Cincinnati MSA, and United is already taking steps to follow the same formula there. So, over time, we are confident that we will be able to replicate the same level of success that we have had in the Columbus, Cleveland, Akron and Dayton MSAs, in the Cincinnati MSA.

Over the last three years, United has hired a talented and experienced group of commercial lenders that have initiated the process of building out a commercial lending platform in the Cincinnati MSA. Based on our extensive due diligence, we will be able to leverage their existing platform and supplement their current team with our experienced lending and credit teams.

This transaction is consistent with the M&A strategy we have consistently been communicating to the market for some time now. On page 5, we have an overview of Civista. We currently have 27 branches and two loan production offices in Ohio, covering 12 counties and four of the five largest MSAs in the state. As you can see, while we have a great low cost core deposit base, our loan-to-deposit ratio has been increasing with the success we have had in making loans.

On page 6, we have an overview of the United franchise. United is a sizable banking platform and reported $546 million in total assets, $296 million in gross loans, and $462 million in total deposits at December 31, 2017.

United is headquartered in Lawrenceburg, Indiana, which is located 25 miles from downtown Cincinnati and 20 minutes from the Cincinnati/Northern Kentucky International Airport. United has eight branches, three in rural southeastern Indiana and five in the Cincinnati MSA, on the western side of the Interstate 275 Cincinnati Loop. United also recently opened a loan production office in Northern Kentucky.

One very attractive characteristic of United is the deposit profile. United has $462 million in total deposits, of which approximately 95% are core, and 40% of those deposits are transaction accounts. United possesses a loan-to-deposit ratio of 64%, which affords us a substantial amount of liquidity and flexibility to fund loan growth in both our existing markets and in and around the Cincinnati MSA.

On page 7, we have laid out some of the market highlights. Given that the Cincinnati MSA is the 28th largest in the US, it’s not surprising that it’s a driving, high-growth market that Forbes ranked as the number one place in the US to launch a startup, while being the fifth most affordable city in the US. Its GDP growth is a very healthy 2.5%, versus the national average of 1.7%. All in all, the Cincinnati MSA will provide Civista with many opportunities to grow our high quality loan and deposit businesses in a disciplined manner.

On page 8, most of you have seen a version of this slide from us over the past few years. We believe this transaction represents a natural extension of our existing franchise from our current footprint in Dayton, Ohio, which is only a 30-minute drive to the northern Cincinnati markets.

On pages 9 and 10, our pro forma deposit and loan slides — let me start with the deposits. One of the things that got us excited about this opportunity was United’s strong core deposit franchise. As you can see, 40% of their deposits are transaction accounts, which is even a higher percentage than our strong 32%. Overall, their deposit mix is not too different than ours.

If you look down to the highlighted loan-to-deposit row, you can see our pro forma loan-to-deposit ratio will fall by over 9 percentage points, to 87%, which will give us additional room to grow our loan portfolio, where we continue to see very strong, high-quality demand.

Let me give you an example of what leveraging the excess liquidity could mean for Civista. We estimate that we will add $0.01 per share of EPS for every $6 million of United’s investment securities we convert into loans. Expanding out the math, for every $60 million converted from investments to loans, we add $0.10 per share. We believe that can be significant going forward.

While we recognize the significance this adds to the transaction, we did not include any revenue enhancements associated with converting securities into higher-yielding loans in our pro forma analysis. That income would just be an additional benefit.

United’s cost of deposits is similar to ours as well. We are projecting that our pro forma cost of funds would only increase 5 basis points, to 32 basis points. That is still below peer averages.

Switching over to loans, on page 10, you will see that United has traditionally been a one-to-four-family lender. Over the last few years, United has been expanding their commercial focus. This transaction will have a couple of significant impacts on our loan portfolio going forward.

First, as you know, CRE ratios have recently been a hot topic among bank regulators. We expect this transaction will reduce our commercial real estate concentration and our CRE-to-risk-based-capital ratio from 324% to 223%. While we haven’t had any pressure from our regulators to reduce our CRE ratio, this transaction provides us additional cushion.

Secondly, this opportunity will enable us to look at more and possibly larger lending opportunities in our existing markets. The increase of our lending limits will enable us to expand relationships with some of our high-quality, existing customers. We’ve performed extensive due diligence on United’s loan portfolio, including the CRE portfolio, and are very comfortable with their credit quality and our credit marks.

On page 11 is the transaction summary, which I will walk you through. The aggregate consideration for the transaction is $114.4 million, which we believe is a fair price given the markets in which United operates, the strength of its core deposit base, and the strategic and financial synergies we have already identified.

We are paying a fixed exchange ratio of 1.027 Civista shares and $2.54 in cash for each United share outstanding, which equates to $26.22 per share of United common stock, based on the 15-day average of Civista’s closing price of $23.06 as of March 9th.

On a per-share basis, inclusive of United’s outstanding restricted stock, the transaction price represents approximately 161% of United’s tangible book value per share as of 12-31-2017, and 24.4x United’s 2018 estimated earnings. However, assuming full realization of the cost savings, the transaction multiple rationalizes to 12x 2018 estimated earnings, which we believe is very reasonable.

We expect the deal to be 9% accretive to our 2019 EPS, excluding transaction expenses. Importantly, this does not include any additional benefits from United’s excess liquidity position or revenue synergies, including exporting on our wealth management platform into United’s markets.

We have identified cost savings of approximately 41% of United’s expense base. Let me be clear — this is not a target. We have identified and budgeted for these cost savings. On this conservative basis, we expect to earn back the dilution to tangible book value per share in 3.5 years using the crossover method, and 4.1 years using the simple method. Both tangible book value earnback methodologies assume the conversion of our outstanding convertible preferred stock, which converts at $7.82 and is deeply in the money.

We estimate this transaction to have an internal rate of return in the high teens. Some other key financial assumptions include one-time pre-tax expenses of $11 million; a gross credit mark of 1.4%, or 1x reserve levels, which is reflective of United’s strong credit quality. We are estimating this transaction will close in the third quarter of 2018.

Transaction closing is subject to shareholder approval from both organizations, regulatory approval, and other customary conditions. Post-closing, Civista’s capital ratios are expected to continue to exceed well-capitalized regulatory standards.

United will receive three board seats on the Civista Bank board. Two of those directors will also serve on the board of Civista Bancshares. E.G. McLaughlin is the only new board member we are announcing at this time. We will work with United in selecting the other board members.

I would like to make a quick comment about scale and valuation. If you turn to page 12, you will see the pro forma company compared to peer banks between $2 billion and $3 billion in assets. Even though on average these banks are almost 25% larger than Civista post-transaction, our profitability metrics compare favorably. Through this merger, we should be able to leverage our infrastructure and continue to reduce our efficiency ratio. On a valuation basis, we are mostly in line with peers. We believe this is a very strategic transaction. United meets all the criteria we have been looking for in a partner.

In closing, on page 13, this acquisition reflects the strategy and meets the criteria we have been communicating to the market. We believe it checks all the boxes. First, United has a sticky, low-cost deposit base, which enhances our franchise and resets our loan-to-deposit ratio. Low-cost core funding is a priority for Civista.

We currently possess the ability and discipline to generate high-quality loans, so it was a priority for us to find the right partner with solid core funding to continue funding that growth. Our pro forma deposit costs will be approximately 32 basis points, and we will have $1.7 billion in combined deposits, with a pro forma loan-to-deposit ratio of 87%.

Second, the transaction also resets our commercial real estate to risk-based capital ratio from 324% to 223%. I can assure you that the discipline we’ve demonstrated in our loan book will continue to be the way we operate in this new market and in our existing markets.

Third, we will benefit from the economies of scale as we leverage our fixed expense base. We have mentioned several times over the past few years that we have an infrastructure to support a much larger bank. Through this acquisition, we will increase our asset size by approximately 30%, to $2.1 billion, and with United’s efficiency ratio over 74%, we have identified 41% of cost savings, so we will be able to get that operating leverage out of this partnership.

Fourth, it pushes us into the Cincinnati MSA, rounding out our franchise such that we now operate in the five largest MSAs in Ohio. We view this as a natural extension of our Dayton market, which is about an hour’s drive to Lawrenceburg, and five of their branches are located on the western edge of the Cincinnati MSA.

Fifth, and finally, we believe that our two cultures are very similar. As you can imagine, we’ve spent a great deal of time with the United team, and the way in which we approach the overall community bank model is consistent. We both invest in our communities by providing our teams with the resources to successfully compete and meet the needs of our customers and communities. I know every bank says that it is focused on service, but Civista and United are both high-touch organizations that have a real dedication when it comes to servicing their customers and their communities. The combined organizations will continue that focus.

Now, we will entertain any questions you may have.

Questions & Answers

Operator: We will now begin the question-and-answer session. (Operator Instructions) Michael Perito, KBW.

Michael Perito: I have a handful of questions for you guys. I wanted to start on the 41% cost savings. You guys are expecting to close in 3Q. I mean, any thoughts on conversion date after that and what the timing you think you could realistically recognize those cost savings is?

Rich Dutton: Mike, this is Rich Dutton. We reached out to Jack Henry back in December when we thought we might have a deal coming down, and the first date we could get to do that conversion was October, so the systems conversion will happen in October. We would expect the deal to close sometime earlier than that, during the third quarter.

In terms of cost savings, again, I mean, these are all pretty tight in terms of what we looked at and what we identified. About 40% of them are salary/benefit kind of savings, and the rest of them, the other 60%, are systems and synergy savings. So I think in our modeling, we — and I’ll be wrong. I’m looking at 30% were going to occur in this year, and then the full impact of what would happen in 2019.

Michael Perito: So just to clarify, is that 30% of the 41% or 30% of the —

Rich Dutton: Yeah, 41%. $5.9 million is the dollar amount, and, yes, 30% of that would occur at the end of this year.

Michael Perito: And then by the early part of next year, though, after conversion, you expect to have the full cost saves in the run rate?

Rich Dutton: Yes.

Dennis Shaffer: Right. Remember, Mike, they have a fairly high efficiency ratio, so we think that that 41% cost saves is a very reasonable number. We will work closely with United’s teams over the coming months here to make sure we’ve identified the right people.

Michael Perito: Got it. Thank you. And then the timing of kind of this earning asset remix potential, Dennis — I mean, the color in terms of the earnings potential is very helpful, but I guess what’s realistic? I mean, can you maybe give us where you stand today? I mean, is there still commercial lending talent that needs to be added and this is more like a late 2019, 2020 event, or is there already kind of a team being built and you think by the mid part — early to mid part of 2019, you could start seeing some loan growth leverage down there and leverage the balance sheet? How do you guys think about the timing of that opportunity?

Dennis Shaffer: Yes, we think that we’re going to be coming right out of the gates, because they’ve already started that transition for us. They’ve hired a pretty good group of people. They just recently opened a loan production office in northern Kentucky that’s staffed with a couple lenders. They hired a gentleman by the name of Mark Sams about three years ago, and Mark is going to stay on and he’s going to lead those commercial lending efforts. So we think that we’ll hit the ground running, because they’ve already started that process.

Michael Perito: And I guess just to follow up to that, it seems like the residential book has been the biggest piece. I mean, has it been really just not having the balance sheet capacity in terms of size to really compete meaningfully on commercial clients that’s kind of held them back the last couple years, or is there something else we should be thinking about?

Chuck Parcher: Mike, this is Chuck Parcher. I think it’s a little bit of a size issue, and if you really look at their numbers very closely, they’ve started to make a little bit of that shift. Their year-over-year six-month statement ending December of 2017, their NIM increased by 22 basis points during that time period and their loan yields went up by about 14 basis points, so they’ve started to see that mix change with the hiring of some of those commercial lenders, and we hope to, obviously, accelerate that going forward.

Dennis Shaffer: Yes, with a little bit of size, I think we will be able to accelerate that.

Michael Perito: Okay. A couple questions on the deposits side. The lower noninterest-bearing deposit mix, is that simply kind of just how they’re advertising their products relative to you guys? I mean, is that something that you guys can maybe work to improve, or how are you thinking about that relative to your kind of deposit strategy and legacy mix?

Dennis Shaffer: I’m not sure I fully understand the question. They’ve had a focus on gathering relationships and gathering low-cost deposits, so their operating accounts — their transaction accounts, about 40% of that are checking accounts and stuff. Ours is 32%, so there’s not a huge difference in the funding costs, which we really liked about this transaction. We expect we’re going to be able to maintain a lot of those deposits. Mike McLaughlin is their Chief Operating Officer, and he has a lot of those relationships, and we’re going to retain other key personnel that have relationships, so we think that we’re going to be able to continue to maintain and retain a lot of those deposits.

Michael Perito: And do you guys know — the cost of deposits today is 46 bps. Do you know where it was at the end of last year and what the beta on those deposits was over the course of the last 12 months?

Rich Dutton: I don’t think the beta for them — and I’ll be wrong, but I think it was 25 basis points on their non-maturing deposits. They really have not reacted a whole lot differently, Mike, than ours have historically. I mean, they’ve got a significant amount of municipal deposits, and those deposits are long-term relationships. Most of them are 15-, even 20-year relationships.

And again, like Dennis alluded to, their team has already made plans to go out and meet with each of those deposit customers and assure them that the team that they work with today is the team that’s going to stay in place through the course of the transition and beyond. And in fact, Dennis has made plans to go down next week and meet with each of those significant deposit customers just to, again, indicate to them how important they’re going to be to us going forward.

Operator: Kevin Reevey, D.A. Davidson.

Kevin Reevey: So it looks like the pro forma, your loan-to-deposit ratio goes from about 97% to about 88%. First of all, kind of what level of loan-to-deposit ratio are you comfortable with, and how long would it take you to go above 95%, 96% given kind of the growth trajectory?

Dennis Shaffer: We’re comfortable — around that 95% has been where we have been comfortable. I’m not sure if we ran those numbers to what it would take us to get back up there, but I think it’s probably a couple hundred million dollars of run that we would have to get back up to that level. But that’s why we were very excited about this, because it does lower that loan-to-deposit ratio, provides fuel for us to continue lending in all of our rural communities and even in these growth markets where we’ve seen some really high-quality loan demand, so that’s what we found really attractive in the deal.

Rich Dutton: Kevin, this is Rich. I’ll add one thing. In our modeling, and even in our discussion back in January, we kind of said that we anticipated a growth rate in the mid-single digits for our loans. That’s the same number that we’re modeling for them as well. They grew last year I think at about 6.5%. Again, there will be a small piece in what we’re doing, but, again, mid-single digits is kind of what we’ve worked into our projections.

Kevin Reevey: And then given their excess liquidity, is there an opportunity to maybe run off some higher-cost CDs to kind of really juice the margin a little bit?

Rich Dutton: There would be if they had some. They don’t have a lot of high-cost CDs. I mean, really, if you look at what they have, they’re maybe $20 million of jumbos. I mean, they don’t have — their deposit mix is not appreciably different than ours, just smaller, if you will.

Dennis Shaffer: Yes, and I think there is opportunity for us to lend to some of our high-quality customers in some of our bigger markets. We kind of had an internal hold limit to some of our top customers — we have an internal hold limit, and we’ve reached that on some of our top customers, so I think that’ll provide — we’ll be able to raise that up some and be able to lend money out. I think particularly if you talk to our guys in Cleveland and in Columbus and in Dayton, they’re all excited because they all had a handful of borrowers we were kind of comfortable with, and now we can push that threshold up maybe $5 million, $6 million to each one of those borrowers.

Kevin Reevey: And then, now you’re in Cincinnati. That definitely complements your Cleveland/Columbus footprint, and you’re in Lawrenceburg. Kind of as you look at your footprint, are there any other markets kind of within Ohio that are priorities, or are there other markets that are other natural extension opportunities — let’s say Louisville, for example?

Dennis Shaffer: Well, we first want to push, I think, west into the Toledo, Ohio, market. We do have a lender operating out of Toledo, but Chuck’s background — and he was born and raised in that Toledo market, spent a lot of time in his banking career in that Toledo market, so he knows quite a few of the borrowers and the players to go after, so I think that would be a natural expansion for us. And then I think we would still look at southern Michigan and other parts of eastern Indiana, and then primarily the state of Ohio.

Kevin Reevey: And then one last question. Having lived in Cincinnati for ten years, I know it’s a great market, and I know P&G, which is a major employer there, they’ve been kind of right-sizing the size of their organization, so as you kind of look at Cincinnati, do you see more of the growth coming from kind of the downtown, Over-the-Rhine, southern — northern Kentucky area, or more kind of in the suburbs?

Chuck Parcher: I would tell you we’re — I would say it’s probably more of the suburbs than trying to get into heavy competition in downtown and the Over-the-Rhine area. We have looked at a couple projects down there already. We did hire a lender last year that, even though he’s working out of our Dayton market, is residing in the Cincinnati area, and so we’ve already got a couple of looks at some projects down there, but I would tell you we’re going to try to encompass the entire region and not try to focus too much on any one specific area.

Dennis Shaffer: And Kevin, we don’t necessarily view it any differently than Cleveland and Columbus and Dayton. Our model is really to go hire experienced lenders that are well-connected in those marketplaces and have relationships, and I think that’s what United has done here over the last couple of years, so they’ve added some quality people. We recently — six months, a year ago — added a lender that’s worked kind of the Dayton/northern Cincinnati markets, so we’ve been dabbling over the last year in the Westchester, Loveland, Mason, Ohio, which is the northern suburbs of Cincinnati. So some of those things are already set and in place, but we don’t view it a whole lot differently. To us, it’s finding the right people, and we think they have the right people.

Kevin Reevey: Great. Thank you. Congrats on your deal.

Dennis Shaffer: Thank you.

Rich Dutton: Thank you.

Operator: (Operator Instructions) This concludes our question-and-answer session. I would now like to turn the conference back over to Dennis Shaffer for any closing remarks.

Dennis Shaffer: I just want to thank everybody for participating in today’s call. If you have other questions, feel free to reach out to us. We’ll be available, and we’ll be able to take one-on-one calls. So thank you again, everyone.

Operator: The conference is now concluded. Thank you for attending today’s presentation. You may now disconnect.

-end-

FORWARD-LOOKING STATEMENTS

The investor presentation remarks by Civista executives contain “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may include: management plans relating to the proposed transaction; the expected timing of the completion of the proposed transaction; the ability to complete the proposed transaction; the ability to obtain any required regulatory, shareholder or other approvals; any statements of the plans and objectives of management for future operations, products or services, any statements of expectation or belief; projections related to certain financial metrics; and any statements of assumptions underlying any of the foregoing. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “seek”, “plan”, “will”, “would”, “target” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions or negatives of these words. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time and are beyond our control. Forward-looking statements speak only as of the date they are made. Civista does not assume any duty and does not undertake to update any forward-looking statements. Because forward-looking statements are by their nature, to different degrees, uncertain and subject to assumptions, actual results or future events could differ, possibly materially, from those that Civista anticipated in its forward-looking statements, and future results could differ materially from historical performance. Factors that could cause or contribute to such differences include, but are not limited to, those included under Item 1A “Risk Factors” in Civista’s Annual Report on Form 10-K, those disclosed in Civista’s other periodic reports filed with the Securities and Exchange Commission (the “SEC”) and:

•	the proposed transaction may not be timely completed, if at all;

•	prior to the completion of the proposed transaction or thereafter, Civista’s and United Community’s respective businesses may not perform as expected due to transaction-related uncertainty or other factors;

•	required regulatory, shareholder or other approvals are not obtained or other customary closing conditions are not satisfied in a timely manner or at all;

•	reputational risks and the reaction of the companies’ shareholders, customers, employees and other constituents to the proposed transaction; and

•	diversion of management time on merger-related matters.

These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements.

IMPORTANT ADDITIONAL INFORMATION

The investor presentation was made with respect to the proposed transaction involving Civista and United Community. In connection with the proposed transaction, Civista intends to file a registration statement on Form S-4 with the SEC containing a joint proxy statement/prospectus and other documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, THE RESPECTIVE INVESTORS AND SHAREHOLDERS OF CIVISTA AND UNITED COMMUNITY ARE URGED TO CAREFULLY READ THE ENTIRE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED BY EITHER COMPANY WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CIVISTA, UNITED COMMUNITY AND THE PROPOSED TRANSACTION. Investors and security holders are also urged to carefully review and consider each of Civista’s and United Community’s public filings with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q.

When available, copies of the joint proxy statement/prospectus will be mailed to the respective shareholders of Civista and United Community. When available, copies of the joint proxy statement/prospectus also may be obtained free of charge at the SEC’s web site at http://www.sec.gov, or by directing a request to Civista Bancshares, Inc., 100 East Water Street, P.O. Box 5016, Sandusky, Ohio 44870, Attn: Dennis G. Shaffer.

PARTICIPANTS IN THE SOLICITATION

Civista, United Community and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of Civista’s and United Community’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of Civista and their ownership of Civista common shares is set forth in the proxy statement for Civista’s 2018 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 15, 2018. Information about the directors and executive officers of United Community and their ownership of United Community’s common stock is set forth in the proxy statement for United’s 2017 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on October 25, 2017. Additional information regarding the interests of those participants and other persons who may be deemed participants in the solicitation of proxies of Civista’s and United Community’s shareholders in connection with the proposed transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. Once available, free copies of the joint proxy statement/prospectus may be obtained as described above.